

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 4, 2007

Mr. Lars Dahlgren
Chief Financial Officer
Swedish Match AB (publ)
Rosenlundsgatan 36
S-118 85 Stockholm, Sweden

   Re: Swedish Match AB (publ)
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed June 26, 2006
     File No. 0-28038

Dear Mr. Dahlgren:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        Jill S. Davis
        Branch Chief